Room 4561
						August 4, 2005



Mr. David G. Mazzella
President and Chief Executive Officer
Veramark Technologies, Inc.
3750 Monroe Avenue
Pittsford, NY 14534

Re:	Veramark Technologies, Inc.
	Form 10-K for Fiscal Year December 31, 2004
	Filed March 28, 2005
	File No. 000-13898


Dear Mr. Mazzella:

      We have reviewed your response letter dated July 19, 2005 and have the following additional comments. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.
After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ended December 31, 2004

Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant
Accounting
Policies

Revenue Recognition, page 36

1. We note that your response to prior comment number 1 did not address any acceptance provisions related to your software license sales. Your proposed policy indicates that sales of licensed software sold directly to end users are "recognized as revenue upon delivery and installation of the software at the customer site." Your current policy indicates that software license revenue is "recognized upon delivery and acceptance." Please explain to us the nature of your acceptance provisions and indicate how your proposed policy adequately addresses them.

2. Your proposed revenue recognition policy indicates that service revenues are recognized when the service is "completed and acknowledged by the customer," yet your current policy indicates that service revenues are recognized "as the services are performed." Please explain to us the contractual terms that result in recognizing service revenue when the service is "completed and acknowledged by the customer." In addition, explain to us why your proposed policy differs from your current policy.

3. We have read your response to prior comment number 2 and note that the first year of "free" PCS for your VeraSMART product line is calculated as 18% of the software price. Please confirm that this amount represents the second year renewal price including the 5% increase that is charged in the second year. If the 5% increase is not included, please further explain to us how the 18% represents your contractual renewal rate.

4. We have read your response to prior comment number 3 and note that you did not address whether any of your services are essential to the functionality of your software. However, we note that your current and proposed revenue recognition policies appear to indicate that you defer recognition of license revenue until installation is complete and, potentially, accepted. Please explain to us how you concluded whether your services are essential to the functionality of your software and how deferral of your license revenue based on installation affected that conclusion.

5. You indicate that eCAS and VeraSMART arrangements may or may not be multiple element arrangements as customers may arrange to purchase services separately. Please tell us how you considered the guidance in AICPA Technical Practice Aid 5100.39 when determining that software licenses and services should not be accounted for as part of multiple-element arrangements. Additionally, tell us how you have considered providing disclosure regarding your revenue recognition policies for multiple-element arrangements.

6. We have read your response to prior comment 4 and note that you did not explain how you recognize hosting fees related to the remote data storage hardware or set up. Please tell us how you recognize these fees and refer to the relevant sections of SAB 104 and EITF 00-
21 that support your accounting.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	You may contact Christine Davis, Staff Accountant, at (202)
551-
3408, Mark Kronforst, Senior Staff Accountant at (202) 551-3451 or me at (202) 551-3489 if you have questions regarding these comments.

Sincerely,



      Brad Skinner
							Accounting Branch Chief
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Mr. David G. Mazzella
Veramark Technologies, Inc.
August 4, 2005
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